
October 7, 2021

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

   Re: MacKenzie Realty Capital, Inc.
     Amendment No. 3 to Offering Statement on Form 1-A
     Filed September 14, 2021
     File No. 024-11503

Dear Mr. Dixon:

   We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed September 14, 2021

General

1. We acknowledge the Company's representation that the Company's holdings of investment securities have fallen below 40% of the Company's total assets. However, we note that we continue to disagree with the Company's analysis regarding its investment company status prior to the date on which its holdings of investment securities fell below 40% of its total assets, including with respect to the Company's characterizations of its prior communications with the SEC staff.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rebecca Taylor